UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 333-173039

CUSIP NUMBER  42225M102

(Check One):    ☐ Form 10-K    ☐ Form 20-F    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR

For Period Ended:     March 31, 2024

  Transition Report on Form 10-K

  Transition Report on Form 20-F

  Transition Report on Form 11-K

  Transition Report on Form 10-Q

  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

AmeriGuard Security Services, Inc.
Full Name of Registrant

Former Name if Applicable

5470 W. Spruce Avenue, Suite 102
Address of Principle Executive Office (Street and Number)

Fresno, CA 93722
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 3, 2024, the Securities and Exchange Commission (the “Commission”) entered an order instituting settled administrative and cease-and-desist proceedings against BF Borgers and its sole audit partner, Benjamin F. Borgers CPA, permanently barring Mr. Borgers and BF Borgers from appearing or practicing before the Commission as an accountant (the “Order”). As a result of the Order, BF Borgers may no longer serve as the independent registered public accounting firm for AmeriGuard Securities Services Inc. (the “Company”), nor can BF Borgers issue any audit reports included in Commission filings or provide consents with respect to audit reports. In light of the Order, on May 6, 2024, the Company’s Board of Directors terminated the engagement of BF Borgers as its independent registered accounting firm. On May 8, 2024, the Company’s Board of Directors appointed Bush & Associates CPA, LLC (“Bush & Associates”) as the Company’s new independent registered accounting firm. As a result of the Order and subsequent change in the Company’s independent registered public accounting firm, the Company has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended March 31, 2024 (the “Form 10-Q”) on or before the prescribed due date. The Company is, and has been, working diligently to finalize the Form 10-Q as soon as possible and anticipates that the Form 10-Q will be filed within five calendar days following the prescribed due date in compliance with Rule 12b-25(b).

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lawrence Garcia	559	271-5984
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes        ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes        ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AmeriGuard Security Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2024	By	/s/ Lawrence Garcia

INSTRUCTION:  The form may be signed by an executive officer or the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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